Exhibit 99.2

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: May 1, 2013

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Appointment of a Director by Gazit-Globe Ltd. (the “Company”)

Regulation 34(b) of the Securities Regulations (Immediate and Periodic reports) 1970

1.	Family Name and First Name: Bar-On, Ronnie Haim Identity Number: 008516262 Citizenship: Private individual holding Israeli citizenship

2.	Date of Birth: 06/02/1948

3.	Address for service: 2 Hashaked Street, Motza Elite

4.	Positions of appointment: External Director

5.	Previous position in the Company prior to this appointment: None

6.	Starting date of the appointment: 05/01/2013

7.	Education:

Degree	Field	Academic Institution
LLB	Law	The Hebrew University, Jerusalem

8.	Major activities over the past 5 years:

Position Filled	Place of Employment	Length of Time Served
Minister of Finance	Government of Israel	2 years
Knesset Member	Israeli Knesset	10 years
Chairman of State Control Committee	Israeli Knesset	1 year
Chairman of Foreign Affairs and Defense Committee	Israeli Knesset	1 year

9.	The Director does not serve as a director in another company

10.	The Director is not an employee of the Company or of a subsidiary of the Company or of a company connected to the Company or of an Interested Party in the Company

11.	The Director is not a family member of another Interested Party in the Company

12.	The Director hold the following securities of the Company and of a subsidiary of the reporting Company if the subsidiary’s activity is material to the operation of the reporting Company

Security Type	Amount of Holding
Gazit Globe - Series J Debenture	40,000
U Dori Group - Series F Debenture	28,000

13.	The Director will serve as a member of the following committees of the Board: the Audit Committee; the Compensation Committee.

14.	Does the Company view the Director as a financial and economic expert?—Yes

15.	Does the Company view the Director as independent?—Yes

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.